Exhibit 17.1
Dear Jeff,
I am writing to you in your new capacity of Chairman of the Board of Directors of Allied Healthcare International Inc to notify you that I am hereby resigning from the Board of Directors of Allied Healthcare International Inc with effect from Monday June 8th 2009 at 12.00 PM United Kingdom time.
My decision is based firstly on my concern at the differences of opinion on the optimal strategy for Allied going forward and the best management practices which the Board should insist upon, that exist today as between A) myself and, I believe, a minority of the other members of the Board, on the one hand, and B) on the other hand, a majority of the Board, comprising four Non Executive Directors based in the United States plus the current Chief Executive Officer.
Secondly, as you know, and as we have discussed on different occasions, I also take the view that there have been a worrying number of occasions on which actions have been taken, principally from or in the USA, in a manner which has been inconsistent with corporate governance best practice as I understand it. The manner in which you, and other US based Non Executive Directors chose to determine which members of the 2008/09 Board should be recommended to the full Board for submission to the AGM to be held on June 10th 2009 with the endorsement of the Board of Directors for re-election, was, to my mind, one striking example of this problem. As you know from our various communications, again in my personal opinion, other significant examples exist. This view is the second reason for my decision to resign.
Please let me know if you wish to discuss any of these points.
Yours sincerely,
H.J. Mark Tompkins
PS I would be grateful if you would acknowledge receipt and acceptance of this letter of resignation.